SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO.  )*

                         Schwitzer Inc.
                        (NAME OF ISSUER)

                  Common Stock, par value $.10
                 (TITLE OF CLASS OF SECURITIES)

                            808606107
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                   [X]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 5 PAGES

                               13G
CUSIP No.  808606107
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

          Manley Fuller Asset Management, L.P.
          TIN 13-3754383
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER  410,700

SHARES       ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER  N/A

OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER  420,100

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER N/A
_____________________________________________________________________________

     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON  420,100
_____________________________________________________________________________

    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________

    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)  5.84%
_____________________________________________________________________________

    (12)  TYPE OF REPORTING PERSON **  IA

_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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

ITEM 1(a).  NAME OF ISSUER:   Schwitzer Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               P.O. Box 15075, Asheville, North Carolina 28813

ITEM 2(a).  NAME OF PERSON FILING:

               Manley Fuller Asset Management, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

               1185 Avenue of the Americas, 30th Floor
               New York, New York  10036

ITEM 2(c).  CITIZENSHIP:  Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:    Common Stock, par
                                             value $.10

ITEM 2(e).  CUSIP NUMBER:     808606107

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
          OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c) [ ]   Insurance Company as defined in Section
                    3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [X]   Investment Adviser registered under Section
                    203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

          (g) [ ]   Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G); see item 7

          (h) (  )  Group, in accordance with Rule 13d-
                    1(b)(1)(ii)(H)

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

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:    420,100 Shares

          (b)  Percent of class:   5.84%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote
                    410,700

               (ii) shared power to vote or to direct the vote
                    N/A

               (iii) sole power to dispose or to direct the
                    disposition of
                    420,100

               (iv) shared power to dispose or to direct the
                    disposition of
                    N/A

          The reporting person holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. The reporting person has the sole power to vote and dispose of, and shares the power to vote and dispose of, such shares of Common Stock to the extent set forth above.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.  N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

          This Schedule 13G is filed by Manley Fuller Asset Management, L.P., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to Common Stock purchased by it on behalf of its investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d).

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.  N/A


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

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP.  N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.  N/A

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1995


                         Manley Fuller Asset Management, L.P.

                         By:  Manley Fuller, Inc.
                              General Partner

                         By:  /s/ Elizabeth A. Geraghty
                              Secretary, Treasurer







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